ECOSCIENCES, INC.

420 Jericho Turnpike, Suite 110

Jericho, NY 11753

T (516) 465-3964

February 29, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 4631

Attn: John Cash – Accounting Branch Chief

Office of Manufacturing and Construction

RE:	Ecosciences, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2015
Filed September 29, 2015
File No. 0-54525

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated February 19, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended May 31, 2015 of Ecosciences, Inc., a Nevada corporation (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Product Development, page 4

1.	In future filings, when material to your business, please include a discussion of new products and product designs, particularly if you have made public announcements regarding that product. See Items 101(h)(4)(i), (iii) of Regulation S-K.

RESPONSE:

We will comply with this comment in future filings.

Need for any Government Approval of Products or Services, page 5

2.	We note your disclosure here that there are no government regulations of your product or any powder or liquid enzyme products. We also note your disclosure in “Costs and Effect of Compliance with Environmental Laws” that you must comply with certification, testing, labeling and transportation regulations for chemicals regulated by the U.S. Environmental Protection Agency. In future filings, please reconcile these disclosures and specifically address whether your products require government approval. See Item 101(h)(4)(viii) of Regulation S-K.

RESPONSE:

We will comply with this comment in future filings to reconcile the disclosures and specifically address whether our products require government approval.

Effect of Existing or Probable Governmental Regulations on the Company, page 5

3.	We note your disclosure that you will be subject to federal laws and regulations, as well as common business and tax rules and regulation. In future filings, please specify the effect of existing or probable governmental regulations, domestically and abroad, on the company in accordance with Item 101(h)(4)(ix) of Regulation S-K.

RESPONSE:

We will comply with this comment in future filings and specify the effect of existing or probably governmental regulations, domestically and abroad, on the Company in accordance with Item 101(h)(4)(ix) of Regulation S-K.

Item 2. Properties, page 17

4.	We note your disclosure in “Costs and Effect of Compliance with Environmental Laws” on page 6 that you have production facilities and warehouse facilities. In future filings, please provide the disclosure that Item 102 of Regulation S-K requires. Clarify whether you or a third party produces your products. We note that raw materials are shipped to Integral Processing who presses and packages your products. File all material agreements as exhibits.

RESPONSE:

We will comply with this comment in future filings.

Code of Ethics, page 37

5.	In future filings, please disclose your Internet web address, post the text of your code of ethics on your Internet website and disclose the fact that your code of ethics is posted on your Internet website, or undertake in your annual report that you will provide to any person, upon request, a copy of your code of ethics without charge, as well as provide the manner in which the request may be made. See Item 406 of Regulation S-K.

RESPONSE:

We will comply with this comment in future filings.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Philip Magri, Esq. of the Magri Law, LLC by phone at (954) 303-8027 or email at pmagri@magrilaw.com. We thank you for your assistance with this matter.

ECOSCIENCES, INC.

/s/ Joel Falitz
Joel Falitz
President, Treasurer, Secretary and Director